

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05001488

January 11, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-11-2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letters dated December 10, 2004 and January 10, 2005 concerning the shareholder proposal submitted to GE by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: Susan L. Hall
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

PROCESSED
JAN 21 2005
THOMSON
FINANCIAL

40545

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 10, 2004

Direct Dial | Client No.

(202) 955-8671 | 32016-00092

Fax No.
(202) 530-9569

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of People for the Ethical Treatment of Animals*
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal (the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent"). The Proposal requests GE to (i) commit to use only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, (ii) confirm that it is in GE's best interest to commit to replace animal-based tests with "non-animal methods," and (iii) petition regulatory agencies requiring safety testing for GE's products to accept the non-animal methods described above as "total replacements for animal-based methods." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to GE's ordinary business operations.

Alternatively, if the Staff finds that the Proposal should not be excluded on the above-described basis, GE requests the Staff's concurrence that the identity of the Proponent may be stricken from the Proposal pursuant to Rule 14a-8(l)(1).

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of GE's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS AND BASES FOR EXCLUSION

I. The Proposal May be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to GE's Ordinary Business Operations.

Under well-established precedent, we believe that GE may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the GE's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." *Id.*

A. The Proposal Involves Ordinary Business Operations Because It Seeks to Involve GE in Specific Regulatory Processes Applicable to GE's Products.

The third prong of the Proposal requests that the Board of Directors of GE "petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods," non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, "along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." Because this resolution requests GE to take specific actions relating to regulatory processes involving an aspect of GE's products and operations, the Proposal deals

with matters relating to GE's ordinary business operations and is excludable pursuant to Rule 14a-8(i)(7).

The Staff has consistently concurred that proposals requesting a company to take actions related to the regulatory and legislative processes relevant to a company's products or services may be excluded under Rule 14a-8(i)(7). For example, in *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001), the Staff permitted exclusion of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings. The Staff found that the proposal was excludable as a matter related to the company's "ordinary business operations (i.e. evaluating the impact of legislative and regulatory actions ...)." Additionally, in *Int'l Business Machines Corp.* (avail. Mar. 2, 2000), a no-action letter that the Staff has designated as "significant," the Staff concurred with exclusion of a proposal requesting the company to prepare a report regarding issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "We note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (similar proposal requiring a study of regulatory and legislative issues also held to be excludable pursuant to 14a-8(i)(7)). Likewise, in *Pacific Enterprises* (avail. Feb. 12, 1996), the Staff concurred that a proposal addressed to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. And in *Int'l Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a proposal that required the company to join with other corporations in support of a national health insurance system could be excluded because the proposal appeared directed at involving the company in the "political or legislative process relating to an aspect of the company's operations." As with the proposals discussed above, the Proposal explicitly requests GE to "petition the relevant regulatory agencies" with respect to an aspect of the GE's products and business operations.

The Staff's position in no-action letters is that proposals involving regulatory and legislative processes that relate to an aspect of the company's products, services or operations fall within the umbra of "ordinary business." *See Philip Morris Companies Inc.* (avail. Jan. 3, 1996) (proposal that the company refrain from all legislative efforts to preempt local laws concerning the sale and distribution of tobacco products was excludable because a registrant's lobbying activities concerning its products go to decisions about ordinary business operations). In contrast, proposals dealing generically with lobbying activities and that do not relate to a company's products, services or operations are considered to relate to general political activities that are not excludable as "ordinary business." For example, in *General Electric Co.* (avail. Feb. 22, 2000), the proposal required GE to publish a report regarding its policies and the use of shareholder funds for political purposes. The Staff concluded that the proposal was not

excludable because the proposal was directed at GE's "general political activities," as opposed to GE's products, services or operations.

This Proposal is similar to the proposal in *Philip Morris*, and unlike the proposal addressed in *General Electric Co.*, because the Proposal specifically relates to GE's products and business operations. The Proposal requires that GE "petition the relevant regulatory agencies requiring safety testing for the Company's <u>products</u>" (*emphasis supplied*). Therefore, the language of the Proposal itself demonstrates that it relates to an aspect of GE's products. Consistent with the Staff's prior interpretations of similar proposals, because the Proposal specifically requests GE to take actions relating to regulatory processes applicable to the company's products, the Proposal falls within GE's "ordinary business operations" and may therefore be excluded under Rule 14a-8(i)(7).

In addition to the precedent cited above supporting exclusion of the Proposal, a comparison of the Proposal with the considerations underlying Rule 14a-8(i)(7), as set out in the 1998 Release, clearly shows that the third prong of the Proposal implicates GE's "ordinary business." First, because GE is subject to regulation by a multitude of international, federal and state regulatory agencies, it devotes significant resources to monitoring day-to-day compliance with existing regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. These actions are essential in order to ensure that GE takes appropriate action with respect to existing and possible future regulations. Yet the third prong of the Proposal seeks to intervene in these fundamental, day-to-day operations.

The second consideration underlying the ordinary business exclusion – the degree to which the Proposal attempts to "micro-manage" the company – also shows that the Proposal should be excludable. Specifically, by seeking to involve GE in the regulatory process to gain acceptance of these methodologies and standards, the Proposal clearly relates to a complex matter "upon which shareholders as a group would not be in a position to make an informed judgment." *1998 Release* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). This is because the methodologies and standards that the Proposal would require GE to advocate delve deeply into technical concepts such as (i) the differences between "animal-based methods" and "non-animal based methods," (ii) particular medical and scientific standards including phototoxicity, pyrogenicity and skin corrosion and (iii) the "non-animal methods" currently used and accepted by the OECD.

Therefore, under the standards set forth in the 1998 Release and the well-established precedent set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

B. *The Proposal Is Excludable in Its Entirety Because One Part of It Relates to Ordinary Business Operations.*

Even though only one of the three prongs of the Proposal implicates GE's "ordinary business operations," the Staff has consistently concurred that shareholder proposals may be excluded if a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan. 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a charitable contribution. The Staff concurred that the requirement to make a charitable contribution implicated "ordinary business" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). *See also Johnson & Johnson* (avail. Jan. 15, 2003) and *General Electric Co.* (avail. Jan. 15, 2003) (identical proposals to Intel Corp.'s also excluded by the Staff pursuant to 14a-8(i)(7)). In addition, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred that the company could omit a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business operations. There, the Staff noted "although the proposal appear[ed] to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate[d] to E*TRADE's ordinary business operations." Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. *See College Retirement Equities Fund* (avail. May 3, 2004).

Even if the issues of animal testing may in certain contexts implicate a significant social policy issue, the mere fact that a proposal touches upon a social issue is not sufficient to remove it from the sphere of "ordinary business operations." *See E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production). Even where proposals addressing regulatory and legislative actions applicable to business operations raise social policy issues, the Staff consistently has viewed proposals about regulatory and legislative processes to be matters of ordinary business conduct. For example, in *Philip Morris Companies Inc.* (avail. Feb. 4, 1997), the Staff found that a proposal requiring the company to implement FDA regulations to curb youth smoking was excludable under the ordinary business exception, notwithstanding that other types of proposals addressing smoking issues have been found to implicate significant social policy considerations. In this case, the Proposal may be excluded because, instead of merely addressing a social policy issue regarding whether GE applies non-animal testing methods, the Proposal directs GE to take a specific position applicable to its business operations with regulatory agencies.

Because the Proposal, if adopted, thereby would involve GE in the regulatory and legislative process relating to aspects of GE's products, services and operations, the Proposal is excludable in its entirety from GE's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. GE May Elect to Exclude the Name of the Proponent Pursuant to Rule 14a-8(l)(1).

Rule 14a-(8)(l)(1) permits a company to exclude a proponent's name, address and number of voting securities held so long as the company includes a statement that the company will promptly provide such information to shareholders upon receiving an oral or written request. The Proponent has included its name in the first sentence of the Proposal. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) section D.3. makes clear that the name of the Proponent, even if included in the Proposal or supporting statement, may be omitted. Therefore, GE intends to omit the Proposal's first sentence, which contains the name of the Proponent. We request the Staff's concurrence that such language may be stricken from the Proposal.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff of the Commission concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Very truly yours,

Ronald O. Mueller EAI

Ronald O. Mueller

ROM/shw
Enclosures

cc: Thomas J. Kim, General Electric Company
People for the Ethical Treatment of Animals

70302659_4.DOC

EXHIBIT A



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

October 31, 2004

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Mr. Heineman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2005 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

RECEIVED
NOV 09 2004
B. W. HEINEMAN, JR
RECEIVED
B. W. HEINEMAN, JR

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464



Tuesday, September 21, 2004

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Mr. Heineman:

Morgan Stanley is the record holder of 124 shares of General Electric Company common stock held on behalf of People for the Ethical Treatment of Animals (PETA). PETA acquired these shares more than one year ago and has held them continuously for a period of one year prior to the date on which its shareholder proposal is being submitted. PETA intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Sincerely,



James Steiner

GENERAL ELECTRIC SHAREHOLDERS' RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold, [3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

---

[1] CCAC Animal Use Survey – 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm

[2] Statistics of Scientific Procedures on Living Animals – Great Britain – 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

[3] CCAC Animal Use Survey – 2001

[4] Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed,* 1414 pp. Washington, DC: CRC Press.

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to

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[5] ECVAM website: http://ecvam.jrc.it
[6] OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.



December 30, 2004

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") et al. for Inclusion in the 2005 Proxy Statement of General Electric Company

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 21, 2004, submitted to the SEC by General Electric ("GE" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(7) asserting that ordinary business operations are implicated. GE also seeks pursuant to Rule 14a-8(l)(1) to exclude the proponent's name from the proxy materials.

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the Company's proxy materials for the 2005 annual meeting.

The proposal sponsored by PETA requests that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.



I. Rule 14a-8(i)(7) – Ordinary Business Operations[1]

GE argues that the proposal deals with the conduct of its ordinary business operations, which are properly left to Company management. GE further alleges that the proposal involves complex matters beyond the ken of ordinary shareholders.

The SEC Staff have already found that proposals "focusing on sufficiently significant social policy issues … generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The proposal under review involves both significant policy and economic considerations. The economic considerations stem from the fact that the five non-animal test methods detailed in the proposal are generally less costly than their animal-based counterparts. The *Handbook of Toxicology* (2nd Ed., CRC Press, 2002) documents that almost without exception, *in vitro* methods are less costly than their animal-based equivalents. (Relevant excerpts of the *Handbook* available upon request.)

A. Involvement in the Regulatory Process

The policy considerations are that reducing, refining, and replacing animal-based test methods is an essential component of good corporate stewardship. Related to those policy considerations is asking the Company to petition regulatory agencies to accept non-animal methods along with others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries. That aspect of the resolution is an announcement of public policy, not necessarily a product-specific petition to the relevant regulatory agencies to accept *in vitro* methods. It is designed to commit the Company to keep pace with the international community with respect to the acceptance and use of scientifically valid alternatives to animal testing. As documented in PETA's supporting statement, the five non-animal test methods identified in our proposal have been validated and/or accepted by regulatory authorities in other developed nations as replacements for their animal-based counterparts.

B. GE's Concession That Only One Part of the Resolution Allegedly Falls Within the Ordinary Business Exception

GE argues that the entire resolution must fail because one aspect of it purportedly falls within the business operations exception. As noted below at footnote 1, the Staff has already concluded that substantially the same resolution seeking substantially the same actions does not qualify as

[1] It is also noteworthy that resolutions substantially the same as the one under review were filed with Johnson & Johnson Company and Wyeth for inclusion in the 2004 proxy materials. Wyeth had asserted the ordinary business operations exclusion and J&J advanced several bases for excluding the proposal. The Staff ruled against the companies in each instance.

ordinary business operations. However, even if the SEC were to reverse its earlier concurrence with the proponents, that would not justify omitting the entire resolution when GE admits that the first two portions do not meet the ordinary business operations exclusion. The three prongs of the resolution are mutually distinguishable and capable of standing alone. Accordingly, the Staff should not issue a no action ruling in support of GE's petition, and at a minimum should allow the first two aspects of the resolution to appear in the 2005 proxy materials.

II. Rule 14a-8(l)(1) – Information Regarding Proponent

We agree that the Company is permitted to exclude a proponent's name, address, and number of shares held, from the Proxy Statement, which renders this point of no concern.

In summary, the Company's basis for seeking to omit the proposal from the 2005 proxy statement is insufficient to warrant such action. If the SEC deems any of GE's grounds for omission to be meritorious, PETA should be permitted to negotiate language that will satisfy both the Company and the organization.[2]

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if GE fails to include the Proposal in its 2004 Proxy Materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703.319.2196.

Very truly yours,



Susan L. Hall

SLH/pc

cc: Ronald O. Mueller, Esq. (by e-mail)

---

[2] The SEC should note that GE never sought to negotiate or refine the language of PETA's proposal. Rather, the Company went directly to the SEC to obtain a no action letter.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 10, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Supplemental Letter regarding Shareowner Proposal of People for the Ethical Treatment of Animals Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8*

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, General Electric Company ("GE"). On December 10, 2004, we informed you that GE intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting a shareowner proposal and a statement in support thereof (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"). Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal, indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to the GE's ordinary business operations. Additionally, we requested that the Staff concur that GE may exclude the name of the Proponent from the Proposal under Rule 14a-8(l)(1).

We write to supplementally respond to correspondence dated December 30, 2004, from Susan L. Hall, the Proponent's legal representative, regarding our December 10, 2004 letter (the "Proponent's Response"). We also wish to inform the Staff of our belief that the Proposal is additionally excludable under Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

I. The Precedent Cited in the Proponent's Response is Not Relevant to GE's No-Action Request.

The Proponent's Response cites *Johnson & Johnson* (avail. Jan. 30, 2004) and *Wyeth* (avail. Feb. 4, 2004) in support for their conclusion that the Staff should deny no-action relief to GE with respect to the Proposal. For the reasons set forth below, *Johnson & Johnson* and *Wyeth* are not relevant to GE's no-action request or the Proposal.

In *Johnson & Johnson*, the company argued that the proposal was excludable under Rule 14a-8(i)(10), because the company had substantially implemented the proposal, and Rule 14a-8(i)(3), because the proposal was false and misleading. *Johnson & Johnson* is inapplicable to GE's no-action request, as GE is not asserting that the Proposal is excludable under either of those rules. Instead, GE believes that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal implicates GE's ordinary business operations and, as discussed below, under Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

Wyeth is similarly not controlling with respect to GE's no-action request. The proposal in *Wyeth* asked Wyeth to "formally request that the relevant regulatory agencies accepted validated *in vitro* tests as replacements to animal tests." Wyeth argued that this proposal was excludable under Rule 14a-8(i)(3) because the proposal was false and misleading and under Rule 14a-8(i)(7). With respect to *Wyeth*'s Rule 14a-8(i)(7) argument, the company asserted that the proposal was excludable under Rule 14a-8(i)(7) because it "related to pharmaceutical approval and safety as well as interaction with regulatory authorities" and because it involves "stockholders in choosing specific safety and efficacy testing methods and dictating specific Company dealings with regulatory authorities." Regardless of whether these assertions properly characterize the proposal presented in *Wyeth*, they do not address the basis for exclusion which we set forth in our letter dated December 10, 2004. Significantly, the Proposal as submitted to GE specifically implicates lobbying activities related to GE's products. Consequently, our December 10, 2004 letter cites a long line of letters finding proposals excludable under Rule 14a-8(i)(7) where the proposal seeks to involve a company in regulatory processes that relate to an aspect of the company's products or operations. *See, e.g., Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001); *Int'l Business Machines Corp.* (avail. Mar. 2, 2000). Moreover, as demonstrated in *Philip Morris Companies Inc.* (avail. Jan. 3, 1996), cited in our December 10, 2004 letter, these types of proposals are excludable even if a company's product or operations which are the subject of the proposed lobbying effort might in other contexts raise significant policy issues. In *Philip Morris Companies Inc.*, the Staff concurred that the company could exclude a proposal requesting that it refrain from all legislative efforts to preempt local laws concerning the sale and distribution of tobacco products because a company's lobbying activities concerning its products or operations go to decisions about ordinary business operations. Accordingly, we believe that the bases for exclusion considered in *Wyeth* are not determinative to our no-action request dated December 10, 2004 on behalf of GE, and we request that the Staff concur that GE may exclude the Proposal under Rule 14a-8(i)(7).

II. The Proposal Is Excludable Under Rule 14a-8(i)(3) Because It Is Vague and Misleading.

As noted above, we believe that the Proposal is also excludable under Rule 14a-8(i)(3) because the Proposal is vague and indefinite. Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002).[1] We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

As discussed below, the Proposal is vague and misleading in a number of respects, thereby rendering the Proposal excludable under Rule 14a-8(i)(3).

A. The Proposal is Excludable under Rule 14a-8(i)(3) Because It Fails to Disclose That Implementation Would Require Significant Company Actions.

The Proposal is vague and misleading in contravention of Rule 14a-8(i)(3) because it does not disclose that its implementation would require GE to cease to seek permission to market products in the United States and other countries that do not accept the non-animal testing methods advocated in the Proposal. The Staff previously has concurred that a proposal may be excluded under Rule 14a-8(i)(3) when it requires significant actions on the part of the company that are not disclosed in the proposal. For example, in *Duke Energy Corp.* (avail. Feb. 8, 2002), a proposal requested that Duke Energy adopt a policy to transition to a nominating committee composed entirely of independent directors. In concurring that Duke Energy could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite, the Staff stated, "In this regard, we note that the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement."

---

[1] In Staff Legal Bulletin No. 14B, the Staff stated that certain other types of deficiencies in proposals should not be addressed through Rule 14a-8(i)(3), and accordingly we are not seeking to raise challenges of the type addressed in part B.4. of the Bulletin. However, Staff Legal Bulletin No. 14B recognized that a proposal can be challenged under Rule 14a-8(i)(3) to be excluded in its entirety if the language of the proposal or the supporting statement render the proposal vague and indefinite.

Here, the first prong of the "Resolved" clause would have GE "commit specifically to using only non-animal methods" for five different types of tests. The first "Whereas" clause of the Proposal acknowledges that many animal-based tests are "government-mandated" and the Supporting Statement later states that the implementation of the Proposal "will not ... violate applicable statutes or regulations," but these vague statements do not clearly disclose the material fact that implementation of the first prong of the Proposal would cause GE to fail to satisfy the referenced government-mandated standards, and therefore would prevent GE from selling or introducing products where animal testing is necessary to comply with government-mandated safety regulations. As a result, stockholders voting on the Proposal would not realize this significant and fundamental consequence that implementation of the Proposal would have on GE.[2]

B. The Proposal is Excludable under Rule 14a-8(i)(3) Because It Contains Vague and Ambiguous References to Testing Methods.

The Proposal is excludable under Rule 14a-8(i)(3) because it contains numerous vague and ambiguous references to non-animal testing methods, such that it would be unclear to stockholders considering the Proposal, and to GE in seeking to implement the Proposal, which non-animal testing methods are endorsed by the Proposal. Specifically, the third prong of the "Resolved" clause would have GE petition regulators "to accept ... those approved non-animal methods described above along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." (*emphasis added*) However, the Proposal does not "describe above" the non-animal methods to which it refers. Instead, the Proposal only states in a Whereas clause that "non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints." The clause continues by describing the purposes for which various tests are used, but does not identify any specific non-animal test methods.[3] Nor does the Proposal identify which "approved" non-animal methods it is referring to, or even who has "approved" of them.

---

[2] This is not simply the case of a supporting statement that has one of the four deficiencies identified in part B.4. of Staff Legal Bulletin No. 14B, but instead is an omission that renders a fundamental aspect of the Proposal misleading because it requires significant action that is not disclosed in the Proposal or Supporting Statement.

[3] Although the Supporting Statement identifies two specific non-animal test methods that have been "validated" through the European Centre for the Validation of Alternative Methods, these are described below the "Resolved" clause and thus are not encompassed by the reference in the "Resolved" clause to methods "described above." In addition, the two methods identified in the Supporting Statement address only two of the five types of test endpoints that the Proposal encompasses, and thus do not provide a basis for determining what types of non-animal test methods are envisioned by the Proposal.

The Proposal gives no guidance on whether it is referring to non-animal test methods that have been approved by certain regulators or whether it is referring to unspecified methods that have in some laboratory somewhere in the world been "scientifically validated and/or accepted." Under either interpretation, neither stockholders voting on the Proposal nor GE in seeking to implement it would know which non-animal testing methods are the subject of the third prong of the resolution in the Proposal.

The other clause in the resolution – referring to "those approved non-animal methods described above, along with <u>any others</u> currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries" (*emphasis added*) – also does not clarify for either stockholders or GE which testing methods would be acceptable under the Proposal, since it is not clear whether the reference to "any others" refers to other "non-animal methods described above" or to any test methods that have been used or accepted by other countries. For example, the aim of the European Center for the Validation of Alternative Methods ("ECVAM"), which is referred to in the Supporting Statement as having validated some non-animal test methods, is to contribute "to the replacement, reduction and refinement of laboratory animal precedures [sic]," <u>http://ecvam.jrc.cec.eu.int/index.htm</u>, and thus it has endorsed certain animal-based test methods that reduce but do not eliminate animal testing.[4] Because ECVAM is specifically mentioned in the Supporting Statement of the Proposal, neither stockholders nor GE would know whether every testing method validated by ECVAM would qualify as being among the "others" that are covered by the Proposal.

The Staff consistently has concurred that a proposal may be excluded as impermissibly vague and indefinite when it has only general or uninformative references to a complex or multifaceted set of standards or criteria that would be applied under the proposal. For example, in *Kroger Co.* (avail. Mar. 19, 2004), the Staff concurred with the exclusion of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" could not adequately inform stockholders of what they would be voting on and the company on what actions would be needed to implement the proposal. *See also Safescript Pharmacies, Inc.*, (avail. Feb. 27, 2004) (Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company expense all stock options in accordance with FASB guidelines, where FASB standards allowed for two different methods in expensing options, and, as such, neither shareowners nor the company could determine which method the proposal sought to use);

---

[4] For example, as shown in <u>Exhibit B</u> to this letter, the ECVAM has endorsed the "Local Lymph Node Assay" as the preferred method for testing skin sensitivity to chemicals, because the method "uses fewer animals and causes less pain and distress than the conventional guinea-pig methods." ECVAM *Statement on the Validity of the Local Lymph Node Assay for Skin Sensitisation Testing* (March 21, 2000).

Terex Corp. (avail. Mar. 01, 2004) (same); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as vague and indefinite); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as vague and indefinite).

Here, the Proposal clearly contemplates that only certain non-animal test methods would be the subject of the third prong of the resolution, but because the Proposal does not provide either stockholders or GE a clear understanding of what those methods are, the Proposal can be excluded in its entirety under Rule 14a-8(i)(3) as vague and misleading.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. GE hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to GE only by facsimile. If we can be of assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,



Ronald O. Mueller

ROM/eai
Enclosure

cc: Thomas J. Kim, General Electric Company
People for the Ethical Treatment of Animals

70306176_2.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 10, 2004

Direct Dial

(202) 955-8671

Fax No.

(202) 530-9569

Client No.

32016-00092



VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of People for the Ethical Treatment of Animals*
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal (the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent"). The Proposal requests GE to (i) commit to use only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, (ii) confirm that it is in GE's best interest to commit to replace animal-based tests with "non-animal methods," and (iii) petition regulatory agencies requiring safety testing for GE's products to accept the non-animal methods described above as "total replacements for animal-based methods." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to GE's ordinary business operations.

Alternatively, if the Staff finds that the Proposal should not be excluded on the above-described basis, GE requests the Staff's concurrence that the identity of the Proponent may be stricken from the Proposal pursuant to Rule 14a-8(l)(1).

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of GE's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS AND BASES FOR EXCLUSION

I. The Proposal May be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to GE's Ordinary Business Operations.

Under well-established precedent, we believe that GE may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the GE's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." *Id.*

A. The Proposal Involves Ordinary Business Operations Because It Seeks to Involve GE in Specific Regulatory Processes Applicable to GE's Products.

The third prong of the Proposal requests that the Board of Directors of GE "petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods," non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, "along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." Because this resolution requests GE to take specific actions relating to regulatory processes involving an aspect of GE's products and operations, the Proposal deals

with matters relating to GE's ordinary business operations and is excludable pursuant to Rule 14a-8(i)(7).

The Staff has consistently concurred that proposals requesting a company to take actions related to the regulatory and legislative processes relevant to a company's products or services may be excluded under Rule 14a-8(i)(7). For example, in *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001), the Staff permitted exclusion of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings. The Staff found that the proposal was excludable as a matter related to the company's "ordinary business operations (i.e. evaluating the impact of legislative and regulatory actions ...)." Additionally, in *Int'l Business Machines Corp.* (avail. Mar. 2, 2000), a no-action letter that the Staff has designated as "significant," the Staff concurred with exclusion of a proposal requesting the company to prepare a report regarding issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "We note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (similar proposal requiring a study of regulatory and legislative issues also held to be excludable pursuant to 14a-8(i)(7)). Likewise, in *Pacific Enterprises* (avail. Feb. 12, 1996), the Staff concurred that a proposal addressed to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. And in *Int'l Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a proposal that required the company to join with other corporations in support of a national health insurance system could be excluded because the proposal appeared directed at involving the company in the "political or legislative process relating to an aspect of the company's operations." As with the proposals discussed above, the Proposal explicitly requests GE to "petition the relevant regulatory agencies" with respect to an aspect of the GE's products and business operations.

The Staff's position in no-action letters is that proposals involving regulatory and legislative processes that relate to an aspect of the company's products, services or operations fall within the umbra of "ordinary business." *See Philip Morris Companies Inc.* (avail. Jan. 3, 1996) (proposal that the company refrain from all legislative efforts to preempt local laws concerning the sale and distribution of tobacco products was excludable because a registrant's lobbying activities concerning its products go to decisions about ordinary business operations). In contrast, proposals dealing generically with lobbying activities and that do not relate to a company's products, services or operations are considered to relate to general political activities that are not excludable as "ordinary business." For example, in *General Electric Co.* (avail. Feb. 22, 2000), the proposal required GE to publish a report regarding its policies and the use of shareholder funds for political purposes. The Staff concluded that the proposal was not

excludable because the proposal was directed at GE's "general political activities," as opposed to GE's products, services or operations.

This Proposal is similar to the proposal in *Philip Morris*, and unlike the proposal addressed in *General Electric Co.*, because the Proposal specifically relates to GE's products and business operations. The Proposal requires that GE "petition the relevant regulatory agencies requiring safety testing for the Company's products" (*emphasis supplied*). Therefore, the language of the Proposal itself demonstrates that it relates to an aspect of GE's products. Consistent with the Staff's prior interpretations of similar proposals, because the Proposal specifically requests GE to take actions relating to regulatory processes applicable to the company's products, the Proposal falls within GE's "ordinary business operations" and may therefore be excluded under Rule 14a-8(i)(7).

In addition to the precedent cited above supporting exclusion of the Proposal, a comparison of the Proposal with the considerations underlying Rule 14a-8(i)(7), as set out in the 1998 Release, clearly shows that the third prong of the Proposal implicates GE's "ordinary business." First, because GE is subject to regulation by a multitude of international, federal and state regulatory agencies, it devotes significant resources to monitoring day-to-day compliance with existing regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. These actions are essential in order to ensure that GE takes appropriate action with respect to existing and possible future regulations. Yet the third prong of the Proposal seeks to intervene in these fundamental, day-to-day operations.

The second consideration underlying the ordinary business exclusion – the degree to which the Proposal attempts to "micro-manage" the company – also shows that the Proposal should be excludable. Specifically, by seeking to involve GE in the regulatory process to gain acceptance of these methodologies and standards, the Proposal clearly relates to a complex matter "upon which shareholders as a group would not be in a position to make an informed judgment." *1998 Release* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). This is because the methodologies and standards that the Proposal would require GE to advocate delve deeply into technical concepts such as (i) the differences between "animal-based methods" and "non-animal based methods," (ii) particular medical and scientific standards including phototoxicity, pyrogenicity and skin corrosion and (iii) the "non-animal methods" currently used and accepted by the OECD.

Therefore, under the standards set forth in the 1998 Release and the well-established precedent set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable in Its Entirety Because One Part of It Relates to Ordinary Business Operations.

Even though only one of the three prongs of the Proposal implicates GE's "ordinary business operations," the Staff has consistently concurred that shareholder proposals may be excluded if a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan. 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a charitable contribution. The Staff concurred that the requirement to make a charitable contribution implicated "ordinary business" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). *See also Johnson & Johnson* (avail. Jan. 15, 2003) and *General Electric Co.* (avail. Jan. 15, 2003) (identical proposals to Intel Corp.'s also excluded by the Staff pursuant to 14a-8(i)(7)). In addition, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred that the company could omit a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business operations. There, the Staff noted "although the proposal appear[ed] to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate[d] to E*TRADE's ordinary business operations." Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. *See College Retirement Equities Fund* (avail. May 3, 2004).

Even if the issues of animal testing may in certain contexts implicate a significant social policy issue, the mere fact that a proposal touches upon a social issue is not sufficient to remove it from the sphere of "ordinary business operations." *See E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production). Even where proposals addressing regulatory and legislative actions applicable to business operations raise social policy issues, the Staff consistently has viewed proposals about regulatory and legislative processes to be matters of ordinary business conduct. For example, in *Philip Morris Companies Inc.* (avail. Feb. 4, 1997), the Staff found that a proposal requiring the company to implement FDA regulations to curb youth smoking was excludable under the ordinary business exception, notwithstanding that other types of proposals addressing smoking issues have been found to implicate significant social policy considerations. In this case, the Proposal may be excluded because, instead of merely addressing a social policy issue regarding whether GE applies non-animal testing methods, the Proposal directs GE to take a specific position applicable to its business operations with regulatory agencies.

Because the Proposal, if adopted, thereby would involve GE in the regulatory and legislative process relating to aspects of GE's products, services and operations, the Proposal is excludable in its entirety from GE's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. GE May Elect to Exclude the Name of the Proponent Pursuant to Rule 14a-8(l)(1).

Rule 14a-(8)(l)(1) permits a company to exclude a proponent's name, address and number of voting securities held so long as the company includes a statement that the company will promptly provide such information to shareholders upon receiving an oral or written request. The Proponent has included its name in the first sentence of the Proposal. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) section D.3. makes clear that the name of the Proponent, even if included in the Proposal or supporting statement, may be omitted. Therefore, GE intends to omit the Proposal's first sentence, which contains the name of the Proponent. We request the Staff's concurrence that such language may be stricken from the Proposal.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff of the Commission concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Very truly yours,

Ronald O. Mueller EAI

Ronald O. Mueller

ROM/shw
Enclosures

cc: Thomas J. Kim, General Electric Company
People for the Ethical Treatment of Animals

70302659_4.DOC

EXHIBIT A



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

October 31, 2004

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Mr. Heineman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2005 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

RECEIVED
NOV 09 2004
B. W. HEINEMAN, JR
RECEIVED
B. W. HEINEMAN, JR



9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

Tuesday, September 21, 2004

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Mr. Heineman:

Morgan Stanley is the record holder of 124 shares of General Electric Company common stock held on behalf of People for the Ethical Treatment of Animals (PETA). PETA acquired these shares more than one year ago and has held them continuously for a period of one year prior to the date on which its shareholder proposal is being submitted. PETA intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Sincerely,



James Steiner

GENERAL ELECTRIC SHAREHOLDERS' RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

---

[1] CCAC Animal Use Survey – 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm

[2] Statistics of Scientific Procedures on Living Animals – Great Britain – 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

[3] CCAC Animal Use Survey – 2001

[4] Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed,* 1414 pp. Washington, DC: CRC Press.

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to

[5] ECVAM website: http://ecvam.jrc.it
[6] OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

EXHIBIT B



European Commission
Joint Research Centre
Institute for Health & Consumer Protection
ECVAM Unit
21020 Ispra (VA)
Italy

ECVAM European Centre for the Validation of Alternative Methods

STATEMENT ON THE VALIDITY OF THE LOCAL LYMPH NODE ASSAY FOR SKIN SENSITISATION TESTING

At its 14th meeting, held on 14-15 March 2000 at the European Centre for the Validation of Alternative Methods (ECVAM), Ispra, Italy, the ECVAM Scientific Advisory Committee (ESAC)[1] unanimously endorsed the following statement:

> Following a review of scientific reports and publications on the local lymph node assay (LLNA), it is concluded that the LLNA is a scientifically validated test which can be used to assess the skin sensitisation potential of chemicals. The LLNA should be the preferred method, as it uses fewer animals and causes less pain and distress than the conventional guinea-pig methods. In some instances, and for scientific reasons, the conventional methods can be used.

The ECVAM Scientific Advisory Committee (ESAC) reviewed the final report of the independent peer review evaluation coordinated by ICCVAM and NICEATM,[2] the report of the EMEA,[3] the pre-report of the SCCNFP,[4] and more-recent literature available since the original submission to ICCVAM.

Michael Balls
Head of Unit
ECVAM
Institute for Health & Consumer Protection
Joint Research Centre
European Commission
Ispra

Eva Hellsten
Head of Unit E.2
Environment Directorate General
European Commission
Brussels

21 March 2000

1. The ESAC was established by the European Commission, and is composed of representatives of the EU Member States, industry, academia and animal welfare, together with representatives of the relevant Commission services. The following members of the ESAC were present at the meeting on 14-15 March 2000:

Dr B Blaauboer (ERGATT)
Dr P Botham (ECETOC)
Professor J Castell (Spain)
Dr D Clark (UK)
Dr B Garthoff (EFPIA)
Professor A Guillouzo (France)
Dr C Hendriksen (The Netherlands)
Professor C Regan (Ireland)
Professor V Rogiers (Belgium)
Dr B Rusche (EUROGROUP for Animal Welfare)
Dr O de Silva (COLIPA)
Professor H Spielmann (Germany)
Professor O Svendsen (Denmark)
Professor H Tritthart (Austria)
Dr M Viluksela (Finland)
Professor E Walum (Sweden)
Dr F Zucco (EUROGROUP for Animal Welfare)

Mr A Aguilar (DG RTD)
Mr M Balls (ECVAM - Chairman)
Mme F Drion (DG SANCO)
Ms S Louhimies (DG ENV)
Mr L Nørgaard (DG ENTR)
Mr J Riego Sintes (ECB)
Mr E Sabbioni (ECVAM)
Mr F Mc Sweeney (IHCP)
Mr A Worth (ECVAM)

2. NIH (1999). The murine local lymph node assay. The results of an independent peer review evaluation coordinated by the Interagency Coordinating Committee on the Validation of Alternative Methods (ICCVAM) and the National Toxicology Program Center for the Evaluation of Alternative Toxicological Methods (NICEATM). NIH Publication n.99-4494.

3. EMEA (2000). Report from the ad-hoc expert meeting on testing for immunohypersensitivity (11/01/2000). European Agency for the Evaluation of Medicinal Products.

4. SCC-NFP (2000). Draft opinion discussed at the 11th plenary meeting, 17 February 2000. (http://europa.eu.int/comm/dg24/health/sc/sccp/outcome_en.html).

5. Basketter, D.A., Lea, L.J., Cooper, K., Stocks, J., Dickens, A, Pate, I, Dearman, R.J. & Kimber, I. (1999). Threshold for classification as a skin sensitizer in the local lymph node assay: a statistical evaluation. *Food and Chemical Toxicology* **37** , 1-8.

6. Gerberick, G.F., Cruse, L.W. & Ryan, C.A. (1999). Local lymph node assay: differentiation allergic and irritant responses using flow cytometry. *Methods* **19**, 48-55.

7. Gerberick, G.F., Cruse, L.W., Miller, C.M. & Ridder, G.M. (1999). Selective modulation of B-cell activation markers CD86 and I-Aκ on murine draining lymph node cells following allergen or irritant treatment. *Toxicology & Applied Pharmacology* **159**, 142-151.

8. Lea, L.J., Warbrick, E.V., Dearman, R.J., Kimber, I. & Basketter, D.A. (1999). The impact of vehicle on assessment of relative skin sensitization potency of 1,4-dihydroquinone in the local lymph node assay. *American Journal of Contact Dermatitis* **10**, 213-218.

9. Warbrick, E.V. Dearman, R.J., Lea, L.J., Basketter, D.A. & Kimber, I. (1999). Local lymph node assay responses to paraphenylenediamine: intra- and interlaboratory evaluations. *Journal of Applied Toxicology* **19**, 255-260.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal based methods.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that GE may exclude the sentence that begins "This proposal . . ." and ends ". . . of Animals" under rule 14a-8(l). Accordingly, it is our view that GE may omit this sentence from the proposal under rule 14a-8(l).

Sincerely,



Robyn Manos
Special Counsel